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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                                INTERVOICE, INC.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   461142 10 1
                                 (CUSIP Number)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [x] Rule 13d-1(d)








         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages
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                                 SCHEDULE 13G/A
CUSIP No. 461142 10 1


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Daniel D. Hammond

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                              (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


                        5    SOLE VOTING POWER

                             1,582,248--Stock ownership as of December 31, 1998,
                                        as adjusted for a 100% stock dividend
                                        declared by InterVoice that became
        NUMBER OF                       payable on January 11, 1999, to
                                        shareholders of record on December 28,
         SHARES                         1998.

      BENEFICIALLY      6    SHARED VOTING POWER
                             0
        OWNED BY
                        7    SOLE DISPOSITIVE POWER
         EACH
                             1,582,590--Stock ownership as of December 31, 1998,
       REPORTING                        as adjusted for a 100% stock dividend
                                        declared by InterVoice that became
        PERSON                          payable on January 11, 1999, to
                                        shareholders of record on December 28,
         WITH                           1998.

                        8    SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,582,590

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.6%--Based on 14,082,090 shares of Common Stock outstanding as of November 30, 1998, and a 100% stock dividend declared by InterVoice that became payable on January 11, 1999, to shareholders of record on December 28, 1998.

12       TYPE OF REPORTING PERSON (See Instructions)
         IN



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ITEM 1.

     (a)  Name of Issuer: InterVoice, Inc.

     (b) Address of Issuer's Principal Executive Offices: 17811 Waterview Parkway, Dallas, Texas 75252

ITEM 2.

     (a)  Name of Person Filing: Daniel D. Hammond

     (b) Address of Principal Business Office: 17811 Waterview Parkway, Dallas, Texas 75252

     (c)  Citizenship: USA

     (d)  Title of Class of Securities: Common Stock, without Par Value

     (e)  CUSIP Number: 461142 10 1


ITEM 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ] An investment adviser in accordance with ss.
          240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.   [ ]



                               Page 3 of 6 Pages

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ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,582,590(1)

     (b)  Percent of class: 5.6%(2)

     (c)  Number of shares as to which each person has:

         (i)      sole power to vote or to direct the vote: 1,582,248(1)(3)
         (ii)     shared power to vote or to direct the vote:    0
         (iii)    sole power to dispose or to direct the disposition of:
                   1,582,590(1)(3)
         (iv)     shared power to dispose or to direct the disposition of:   0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
               SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.



----------------
(1) Stock ownership as of December 31, 1998, as adjusted for a 100% stock dividend declared by InterVoice that became payable on January 11, 1999, to shareholders of record on December 28, 1998. After the 100% stock dividend that became effective on January 11,1999, Mr. Hammond directly holds 1,122,648 shares of InterVoice common stock and indirectly holds 342 shares through a 401(k) plan. Additionally, Mr. Hammond has 459,600 shares subject to stock options that are exercisable within 60 days.

(2) Based on 14,082,090 shares of Common Stock outstanding as of November 30, 1998, and a 100% stock dividend declared by InterVoice that became payable on January 11, 1999, to shareholders of record on December 28, 1998.

(3) Mr. Hammond does not have the power to vote or to direct the vote of the 342 shares that he holds indirectly through the 401(k) plan.


                               Page 4 of 6 Pages

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ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 15, 1999



                                                /s/ DANIEL D. HAMMOND
                                                --------------------------------
                                                Daniel D. Hammond

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